

FOR IMMEDIATE RELEASE

SBS Technologies Updates Guidance for Quarter Ending March 31, 2005

Albuquerque, New Mexico *(March 14, 2005)* **–** SBS Technologies® (**Nasdaq: SBSE**) today announced that sales for its third quarter of fiscal year 2005 ending March 31, 2005 are expected to be between $36.5 million and $37.5 million versus the Company's previous guidance of $39 million to $40 million stated in its earnings press release dated January 18, 2005.

"The reduction is due to the unexpected decrease in sales from key customers in the semiconductor manufacturing equipment industry, and weakness of orders in the Company's quick-turn, short lead time business. The softness of orders is concentrated in the U.S.-based commercial and government end markets," said Clarence Peckham, CEO of SBS Technologies. "We expect sales for the fiscal year ending June 30, 2005 to be in the range of $150 million to $155 million, versus the previous guidance of $155 million to $165 million," continued Peckham.

Additional information will be provided in the Company's earnings press release to be issued after the close of markets on Tuesday, April 19, 2005.

ABOUT SBS TECHNOLOGIES

SBS Technologies, Inc., (Nasdaq: SBSE) founded in 1986, designs and builds a wide range of standard and customized embedded computer products. Our products include processor boards, input/output modules, networking devices, and complete computer systems. Our products are used in many industries, including telecommunications, medical electronics, industrial automation and defense. Headquartered in Albuquerque, New Mexico, SBS maintains eight primary operating locations, has regional sales offices throughout the United States and has international sales and support offices in six countries. More information on SBS is available at www.sbs.com.

This release contains forward-looking statements regarding future events and the future financial performance of SBS, including future sales and customer demand, that are subject to a number of risks and other factors which could cause the actual results to differ materially from those projected or

implied in the forward-looking statements. Among these factors are: continued health of SBS' end markets; business and economic conditions generally affecting SBS' customers and their end customers; a high degree of uncertainty and rapid change in the markets addressed by SBS' products that could reduce sales; customer demand for and acceptance of SBS' products which may affect both sales and margins; and the other risk factors listed from time to time in SBS' Securities and Exchange Commission reports, including those listed under "Risk Factors" in SBS' Annual Report on Form 10-K for the year ended June 30, 2004 filed with the SEC.


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Contact: Jennifer D. Wade
Investor Relations
Tel. (505) 875-0600
Fax. (505) 875-0404
email: jwade@sbs.com